EX-FILING FEES

Calculation of Filing Fee Tables

FORM SC TO-I/A
(Form Type)

MASSMUTUAL ACCESSSM PINE POINT FUND
(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation			Fee rate	Amount of Filing Fee
Fees to Be Paid	$			$0.0000927	$

Fees Previously Paid		$4,157,868.86	(1)			$385.43	(2)
Total Transaction Valuation		$4,157,868.86	(1)
Total Fees Due for Filing						$0.00
Total Fees Previously Paid						$385.43
Total Fee Offsets						$0.00
Net Fee Due						$0.00

(1)	Calculated as the aggregate maximum purchase price for Shares of beneficial interest, based upon the estimated net asset value per Class 1 Share as of January 31, 2022. This is the final amendment to the Schedule TO and is being filed to report the results of the Offer.

(2)	The amount of the filing fee is calculated in accordance with the Exchange Act equals $92.70 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act.